December 27, 2024

Eric A. Adams
President and Chief Executive Officer
InMed Pharmaceuticals Inc.
Suite 1445     885 West Georgia St.
Vancouver, British Columbia, Canada V6C 3E8

       Re: InMed Pharmaceuticals Inc.
           Registration Statement on Form S-1
           Filed December 23, 2024
           File No. 333-284029
Dear Eric A. Adams:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Jared Kaplan